

Uber

Proxy Supplement

April 27, 2020

This presentation may contain forward-looking statements regarding our future business expectations, which involve risks and uncertainties, and our actual results, performance or achievements may be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties relate to developments in the COVID-19 pandemic and the resulting impact on our business and operations and those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K and other filings made with the Securities and Exchange Commission.

Company Overview

We ignite opportunity by setting the world in motion.

A global tech platform at massive scale

Serving multiple multi-trillion dollar markets with products leveraging our core technology and infrastructure

69
Countries

10,000+
Cities








Company Overview

Gross Bookings



50% CAGR

- '16: $19B
- '17: $34B
- '18: $50B
- '19: $65B

Gross Bookings, Trips are FY 2019. MAPCs are as of Q4 2019.
(1) Gross Booking YoY growth rates shown in constant currency.
(2) Monthly Active Platform Consumers.





$65B
Gross Bookings
+$15B / 35%[1]
YoY Growth

111M
MAPCs[2]
+20M / 22%
YoY Growth

7B
Trips
+1.7B / 32%
YoY Growth

Leveraging our unique platform assets to launch, scale, and optimize our businesses

Leading technology
Differentiated, proprietary demand prediction, dispatching, matching, pricing, routing, and payments technologies are utilized across all segments

Operational excellence
Regional on-the-ground operations enable better support for platform users, enhance relationships with cities and regulators, and accelerate new product launches

Massive network
Massive, efficient, and intelligent; our network becomes smarter with every trip, utilizing data to power movement at the touch of a button

Brand recognition
Named a top 100 brand; leverage brand and reach to launch and scale new businesses

Product expertise
Set the standard for powering on-demand movement, and provide users with a safe, intuitive, and continuously improving experience

Scale efficiency
Our global scale provides significant operational cost and efficiency advantages

2019 Performance / Financial Highlights

Gross Bookings	Monthly Active Platform Consumers	Trips	GAAP Revenue
$65 Billion **35%** YoY growth on constant currency basis	**111** Million MAPCs **22%** YoY growth	**6.9** Billion **32%** YoY growth	**$14.1** Billion **28%** YoY growth on constant currency basis

Adjusted Net Revenue	GAAP Net Loss / Adjusted EBITDA	Rides Adjusted EBITDA
$12.9 Billion **28%** YoY growth on constant currency basis	**$(8.5)** Billion** / **$(2.7)** Billion	**$2.07** Billion **34%** YoY growth

** Includes stock-based compensation, including $3.9 billion of stock-based compensation expenses in Q2 2019, primarily due to RSU expense recognition in connection with our initial public offering.

Note: All financial and operational measures are for the year ended December 31, 2019 other than MAPCs which are as of Q4 2019. See Appendix A at the end of this presentation for additional information on Non-GAAP Financial Measures and Reconciliations of Non-GAAP Measures.

COVID-19: Committed to Help

Our Board is in regular contact with management beyond regular quarterly meetings to address the fluid COVID-19 situation. We take seriously our responsibility to help "flatten the curve", and will continue to prioritize the safety and wellbeing of everyone who relies on Uber. As one of the largest platforms for work in the world, we believe that Uber will play an important role in the economic recovery of cities around the globe.

Committed to providing 10 million free rides and deliveries of food for frontline healthcare workers, seniors, and people in need.



Supporting local restaurants

We've waived new restaurant activation fees in several markets around the world and made it quicker and easier for restaurants to join Uber Eats.



Feeding first responders

We're providing free meals on Uber Eats to first responders and healthcare workers in several markets around the world, in coordination with local and state and provincial governments.



Supporting policies to support Drivers

Successfully calling on governments and policy makers to ensure Drivers are eligible for protections in stimulus bill in the U.S. and elsewhere.



Financial Assistance

Announced a financial assistance policy to provide aid to drivers diagnosed with COVID-19 or placed in individual quarantine.



Supporting healthcare workers

Uber Health is helping provide transportation for front-line health care workers, both to and from patients' homes, as well as between healthcare facilities.



Moving supplies with Uber Freight

All relief loads transporting critical goods booked on the shipper platform in the US will be hauled with zero profit pricing by Uber Freight, while the current FMCSA hours-of-service suspension is in place.



Safety / Social Distancing

To help promote social distancing, we suspended Uber Pool and our shared rides products globally and are displaying in-app messages reminding riders to travel only when necessary. We have also provided some Drivers with disinfectants, face masks and other supplies to help keep cars and delivery equipment clean.

Diverse and Skilled Board Nominees


Ronald Sugar †
Former Chairman and CEO, Northrop Grumman

Age: 71
Board Tenure: 1.6 Years
Committee Memberships: Nominating and Governance (Chair); Compensation


Ursula Burns*
Chairman, and Former CEO, VEON

Age: 61
Board Tenure: 2.4 Years
Committee Memberships: Audit; Nominating and Governance


Robert Eckert*#
Partner, FFL Partners; Former CEO, Mattel

Age: 65
Board Tenure: <0.1 Years
Committee Memberships: Nominating and Governance; Compensation


Amanda Ginsberg*#
Former CEO, Match Group

Age: 50
Board Tenure: 0.1 Years
Committee Memberships: Audit


Dara Khosrowshahi
CEO, Uber

Age: 50
Board Tenure: 2.5 Years
Committee Memberships: None


Wan Ling Martello*
Co-founder and Partner, BayPine; Former Executive Vice President, Nestlé

Age: 61
Board Tenure: 2.8 Years
Committee Memberships: Nominating and Governance; Compensation


Yasir Al-Rumayyan*
Managing Director, The Public Investment Fund

Age: 50
Board Tenure: 3.8 Years
Committee Memberships: Audit


John Thain*
Former Chairman and CEO, CIT Group

Age: 64
Board Tenure: 2.4 Years
Committee Memberships: Audit (Chair)


David Trujillo*
Partner, TPG

Age: 44
Board Tenure: 2.7 Years
Committee Memberships: Nominating and Governance; Compensation (Chair)

† Independent Chairperson of the Board
* Independent Director
# Joined in 2020

	BOARD INDEPENDENCE	GENDER DIVERSITY	ETHNIC DIVERSITY	BOARD TENURE
Uber[1]	 10% Non-Independent, 90% Independent	30% Female, 70% Male	20% Ethnic Minorities, 80% Not Ethnic Minorities	 Avg. Tenure: 2.9 years; < 2 Years: 3; 2-5 Years: 5 (Non-Independent: 1); > 5 Years: 1
S&P 500	**85%** of S&P 500 directors are independent	**26%** of S&P 500 directors are female	**19%** of all directors of the top 200 S&P 500 companies are ethnic minorities	**8 years** average tenure of S&P 500 boards

Skills, Experience and Background[1]



Diversity of Background	6
Global Company Leadership	9
Financial Expertise	9
Consumer and Digital Experience	8
Innovation, Technology, and High-Growth Experience	6
Government, Policy, and Regulatory Experience	4

(1) Reflects all current Board members

Stockholder Engagement

In 2019

Held calls and meetings with over 75% of our top 100 stockholders since our IPO in May 2019

Engaged with all of our top 50 stockholders, representing over 70% of shares outstanding

How we engaged with investors

 **We invited our largest investors** to discuss any topics they desire

 **We regularly reported our investors' views to our Board of Directors**

 **We engaged with analysts through quarterly conference calls,** our investor relations website, and meetings and calls

 Our **Chairperson of the Board** participated in investor outreach

Topics discussed with our investors

> sustainable growth rate
> path to profitability
> capital allocation
> regulatory issues
> geographic strategy
> governance and financial performance of the company
> our executive compensation program, the say-on-pay proposal, and other agenda items for the annual meeting
> ESG and sustainability matters
> strategy and risk management, including cyber risk, Board composition and succession, and increasing Board diversity
> recent improvements in our disclosures

Corporate Governance Highlights

Our Board and leadership team shaped our corporate governance practices prior to our IPO, taking into account feedback from stockholders while private, to ensure we entered the public market with a strong governance profile



What We Do

- Independent chairperson
- Look for qualified women and underrepresented minorities for every open Board seat
- Fully independent Audit, Compensation, and Nominating and Governance Committees that meet at least quarterly
- Annual elections for all directors
- Directors elected by majority vote in uncontested elections
- Board oversight of management succession planning
- Board, committee, and individual director evaluation process
- Stock ownership guidelines for directors and executive officers
- Clawback policy in our executive compensation program
- Incorporate Safety and D&I metrics into executive compensation



What We Don't Do

- Dual class stock
- Allow hedging of Uber stock by directors or employees
- Allow pledging of Uber stock by directors or employees for margin loans or similar speculative transactions
- Have a shareholder rights plan ("poison pill")
- Have a classified board

Sustainability, Safety Impact and Diversity and Inclusion

Metric	Progress in 2019

Employee Engagement	• Over 90% of our employees participated in our company-wide Pulse Survey in June 2019 (formerly Culture Survey).
	• Key strengths included:
	  – **mission** with 84.5% (+7.6% vs. 2018) favorable on passion for Uber's mission;
	  – **pride** with 82.5% (+5.9% vs. 2018) feeling pride working at Uber; and
	  – **attrition risk** with 60.4% (+7.3% vs. 2018) intending to stay at Uber even if offered similar compensation and benefits at another company.

Safety	• Added RideCheck for both riders and Drivers complementing existing safety features such as the Safety Toolkit, ShareTrip and Emergency Button. Using sensors and GPS data, RideCheck can help detect if a trip goes unusually off-course or a possible crash has occurred and alerts us to such events so we can check in and offer tools to get help. • Released our first U.S. Safety Report in 2019. The Safety Report is the first comprehensive publication of its kind, sharing details on Uber's safety progress, processes, and data related to reports of the most serious safety incidents occurring on our platform.
Diversity & Inclusion / Social Impact	• Issued our diversity report for the third consecutive year. • Won multiple awards recognizing our D&I efforts including a Best Place to Work by the Disability Equality Index and Human Rights Campaign. • Launched a comprehensive Global Self-ID campaign inclusive of 8 diversity dimensions across all our countries to create a more holistic picture of our workforce to better measure our D&I efforts and a sponsorship pilot program to address retention and advancement of women and underrepresented minorities. • Created a Social Impact team dedicated to using our technology and resources to help remove barriers that block people from pursuing opportunity.
Carbon Impact	• Developed energy reduction programs in our workplaces and data centers in the U.S. to track our carbon footprint. • Pledged to match 100% of our US electricity consumption in our workplaces with renewable energy by 2025.
Transparency	• Committed to publicly disclose the environmental impact of rides on Uber's platform and plan to disclose two key metrics: travel efficiency and carbon intensity.
Data Privacy	• Launched a privacy champions program company-wide, educating employees from across business units to advocate and serve as a privacy resource for their team and assist in moving products and services to the privacy impact assessment process.
Community Impact	• Held Spring and Fall Weeks of Service, supporting over 645 events in 100 cities with 7,600 employees participating representing a fifth of the workforce. • Announced additional new partnerships that span five continents and sixteen countries to support survivors and help prevent gender-based violence.
Human Capital Management	• Over 6,000 drivers and their family members have enrolled in ASU Online through our Uber Pro program in college degrees courses or certificate courses including in Entrepreneurship and English language. • Launched a pilot partnership to train former Drivers as software engineers and onboarded first class of interns in fall of 2019.

Our Cultural Norms

We do the right thing	Period.
We build globally, we live locally	We harness the power and scale of our global operations to deeply connect with the cities, communities, Drivers, and riders that we serve every day.
We are customer obsessed	We work tirelessly to earn our customers' trust and business by solving their problems, maximizing their earnings, or lowering their costs. We surprise and delight them. We make short- term sacrifices for a lifetime of loyalty.
We celebrate differences	We stand apart from the average. We ensure people of diverse backgrounds feel welcome. We encourage different opinions and approaches to be heard, and then we come together and build.
We act like owners	We seek out problems, and we solve them. We help each other and those who matter to us. We have a bias for action and accountability. We finish what we start, and we build Uber to last. And when we make mistakes, we'll own up to them.
We persevere	We believe in the power of grit. We don't seek the easy path. We look for the toughest challenges, and we push. Our collective resilience is our secret weapon.
We value ideas over hierarchy	We believe that the best ideas can come from anywhere, both inside and outside our company. Our job is to seek out those ideas, to shape and improve them through candid debate, and to take them from concept to action.
We make big bold bets	Sometimes we fail, but failure makes us smarter. We get back up, we make the next bet, and we go!

Compensation Philosophy

 **Attract & Retain Talent**

Attract and retain a highly talented team of executives who possess and demonstrate strong leadership, exceptional followership, and world-class management capabilities.

 **Alignment with Stockholders**

Align the executive officer's incentives with Company performance and the interests of our stockholders.

 **Pay-for- Performance**

Reward our executive officers for their performance and to motivate them to achieve the Company's short- and long-term strategic goals.

 **Reinforce Cultural Norms**

Promote doing the right thing, working tirelessly to earn the trust of our consumers and users, acting like owners, valuing ideas over hierarchy, making big bold bets, and celebrating our differences and drive to harness the power of global technology in achieving Company success.

CEO Target Compensation



6% Salary

13% Cash Bonus

81% Long-term Equity*

94% AT-RISK COMPENSATION

Other NEOs Average Target Compensation



18% Salary

15% Cash Bonus

67% Long-term Equity

82% AT-RISK COMPENSATION

* Excludes sign-on RSU award

2019 Compensation

Our compensation program is designed to **inspire** our executives, **align** their interests with our stockholders, and **reward appropriate behaviors and outcomes**, while also **balancing the strategic agility** and **flexibility** that the nature of our business requires

Compensation Type	Objectives & Determination Factors	Link to Strategy & Performance Alignment
Base Salary	• Market competitive fixed pay based on specific role	• Provides fixed source of compensation for day-to-day responsibilities
Annual Cash Bonus	• Rewards performance against a balance of key financial metrics, strategic priorities and Company-wide objectives	**2019 Performance was measured against the following:** **1. Key Financial Metrics:** - Gross Bookings - Adjusted Net Revenue - Adjusted EBITDA **2. Strategic Priorities:** - Completing Uber's IPO - Executing constructive M&A opportunities - Moving Uber's big bets **3. Company-wide Objectives:** - *Power the Platform:* Increase monthly active platform customers, and increase customer engagement - *Stand for Safety:* Improve safety, and increase transparency - *Global Expansion:* Unlock new countries and products, and identify additional opportunities for strategic transactions - *Road to Profitability:* Improve unit economics and Adjusted EBITDA - *One Uber:* Model and reinforce cultural norms (e.g., D&I) **Additionally, the Committee also reviewed Individual Performance and Contributions**

Equity Incentives
• Time-based RSUs
• Performance-based RSUs
	• Promotes sustained value creation, encourages retention, and emphasizes performance against key financial and strategic priorities	• Performance-based RSUs, are capped at 100% of target, vest over 3 years and are aligned to key financial and strategic metrics. Fiscal 2019's performance-based RSUs were aligned to:
		  - **Gross Bookings**
		  - **Core Platform Contribution***
		  - **Adjusted EBITDA**
		  - **Diversity & Inclusion**

* In the third quarter of 2019, we changed the presentation of our reportable segments and separated our Rides and Eats results. We also renamed the segment operating performance measure Contribution to Segment Adjusted EBITDA. The previously reported Core Platform Contribution profit (loss) equals the sum of the adjusted EBITDA results of the separate Rides and Eats segments.

Historical One-time CEO Sign-on Award

2019 reported CEO compensation was inflated by the final component of Mr. Khosrowshahi's 2017 sign-on award, however, the main components of his compensation have remained flat, and starting in 2020 his target compensation will return to normalized annual levels

Sign-on RSU awards were granted in consideration of:

 CEO's foregone compensation from prior employer

 Significant challenges faced by the Company in 2017 when CEO joined Uber

 Critical leading role CEO would play in transformation of the Company

CEO Sign-on / Initial Award



CEO 2018-2020 Total Direct Compensation



Appendix A: Non-GAAP Reconciliations

Supplemental Information About Financial Measures

To supplement our financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"), we use the following non-GAAP financial measures in this presentation: Adjusted Net Revenue and Adjusted EBITDA. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results.

We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management's internal comparisons to our historical performance. We believe these non-GAAP financial measures are useful to investors both because

(1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and

(2) they are used by our institutional investors and the analyst community to help them analyze the health of our business.

There are a number of limitations related to the use of non-GAAP financial measures. In light of these limitations, we provide specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP.

Non-GAAP Reconciliations

Adjusted Net Revenue Reconciliation

	Year Ended Dec 31, 2019
	(In millions)
Adjusted Net Revenue reconciliation:	
Revenue	$ 14,147
Deduct:	
Excess Driver incentives	(1,147)
Driver referrals	(103)
Adjusted Net Revenue	$12,897

Adjusted EBITDA Reconciliation

	Year Ended Dec 31, 2019
	(In millions)
Net income (loss) attributable to Uber Technologies, Inc.	$(8,506)
Add (deduct):	
Net income (loss) attributable to non-controlling interests, net of tax	(6)
Provision for (benefit from) income taxes	45
Loss from equity method investment, net of tax	34
Interest expense	559
Other (income) expense, net	(722)
Stock-based compensation expense	4,596
Depreciation and amortization	472
Restructuring charges	57
Asset impairment/loss on sale of assets	8
Payroll tax on IPO stock—based compensation	86
Driver appreciation award	299
Legal, tax, and regulatory reserve changes and settlements	353
Adjusted EBITDA	$ (2,725)